Exhibit 99.1
Sify Communications to be merged with and into Sify Technologies
Board decides merger best way forward in current financial environment
Chennai, Monday 24th November 2008. Sify Technologies Limited, (NASDAQ National Market: SIFY), a leader in Consumer, Internet and Enterprise Services in India with global delivery capabilities, announced today its decision to proceed with the planned merger of Sify Communications Limited into Sify Technologies Limited. The Board today approved the merger of Sify Communications Limited, a majority-owned subsidiary of Sify Technologies Limited, with and into the Company, with the Company as the surviving entity.
Mr M P Vijay Kumar, CFO, Sify Technologies, said, “Upon reviewing the current environment and the ongoing global financial crisis, the Board decided that the benefits of merging the two companies outweigh the opportunities that may unfold from government regulation and policies in future. The efficiencies, savings and benefits as a merged entity would strengthen the company and contribute to its ability to perform despite the challenging financial environment. This is a considered decision taken in the best interest of the company and its shareholders.”
In August 2008, the company had announced the withdrawal of a similar proposed merger as operating as independent entities may have been beneficial given opportunities that were expected to materialize. However, it left the option of merging the two entities open for review in future. The Board has now reviewed the merger proposal, and decided to proceed with the merger as the efficiencies, savings and benefits as a merged entity would strengthen the company and contribute to its ability to perform despite the challenging financial environment. The merger is subject to the approval of the Madras High Court.
Details of the above are available in the Company’s filing of Form 6-K with the SEC.
About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 500+ cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO 27001 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.

Consumer services include broadband home access, dial up connectivity and the e-port cyber café chain across 180 cities and towns. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 20-F for the year ended March 31, 2008, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
Contact information:

David Appasamy	Trúc N. Nguyen (ext. 418) or Christopher Chu (ext. 426)	STACY DIMAKAKOS

Investor Relations	Investor Relations	Media Relations

Sify Technologies Limited	Grayling Global	GRAYLING GLOBAL

+91-44-2254 0770 Ext. 2013	+1-646-284-9400	+1-646-284-9417

david.appasamy@sifycorp.com	tnguyen@hfgcg.com or	sdimakakos@hfgcg.com
cchu@hfgcg.com